

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 27, 2017

Mark W. Joslin
Senior Vice President and
Chief Financial Officer
Pool Corporation
109 Northpark Boulevard
Covington, LA 70433

> **Re: Pool Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 000-26640**

Dear Mr. Joslin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products